FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996:

     A. Full title of Plan: Trimble Navigation Savings and Retirement Plan

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Trimble Navigation Limited
                               645 N. Mary Avenue
                              Post Office Box 3642
                            Sunnyvale, CA 94088-3642

Item 1.        Changes in the Plan

     During 1996, there was a change in the third party administrator, custodian and the trustee of the Plan.

Item 2.        Changes in investment policy

     During 1996, the Company investment options changed with respect to the funds held under the Plan as a result of the change in custodians.

Item 3.        Contributions under the Plan

     Trimble Navigation Limited makes discretionary matching cash contributions to the Plan. The Company's contributions are based on employee contributions up to a maximum and are allocated ratably among participants based upon the participant's contributions to the Plan. For purposes of allocation of benefits, participant contributions in excess of $1,200 are excluded. Company contributions made during the 1996 and 1995 fiscal year were approximately $980,000 and $820,000, respectively.

Item 4. Participating employees

     The Plan had approximately 1,000 participating employees at December 31, 1996.

Item 5. Administration of the Plan

     The Plan is administrated by the Company. The trustee of the Plan during 1996 was Connecticut General Life Insurance Company. The Company has contracted with a third-party administrator to process and maintain records of participant data.

        Name of
        trustee                             Address

        Connecticut General Life            525 West Monroe
        Insurance Company                   Suite 1800
                                            Chicago, IL 60661-3626

Item 6. Custodian of investments

        Plan assets are held by the following respective investment managers:

        Connecticut General Life Insurance Company,
        525 West Monroe, Suite 1800, Chicago, IL 60661-3626
        Trimble Stock Fund, 645 N. Mary Avenue, Sunnyvale, CA 94086

     During the year ended December 31, 1996, the Plan did not pay any compensation to the custodians of investments, as all fees are paid by the Company.

Item 7. Reports to participating employees

     Participants receive quarterly reports summarizing the transactions and market value changes.

Item 8. Investment of funds

     No brokerage fees were paid to any party on behalf of the Plan.

Item 9. Financial statements and exhibits

     a) Financial statements - Audited financial statements of the Trimble Navigation Savings and Retirement Plan as of and for the years ended December 31, 1996 and 1995.

     b)  Exhibit  1  -  Consent  of  Mohler,   Nixon  &  Williams,   Independent
Accountants.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                   TRIMBLE NAVIGATION
                                                   SAVINGS AND RETIREMENT PLAN




May 31, 1997                                By: /S/Charles R. Trimble
                                                   Charles R. Trimble

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                            Financial Statements and
                        Form 5500 Supplemental Schedule G

                     Years ended December 31, 1996 and 1995



                                Table of Contents

Independent Accountants' Report .............................................6

Consent of Independent Accountants...........................................7

Financial Statements:

Statements of Net Assets Available for Plan Benefits ........................8
Statement of Changes in Net Assets Available for Plan Benefits
   For the Year Ended December 31, 1996.................................9 & 10
Statement of Changes in Net Assets Available for Plan Benefits
   For the Year Ended December 31, 1995................................11 & 12
Notes to Financial Statements...............................................13

Form 5500 Supplemental Schedule G as of and for the year ended
   December 31, 1996 .......................................................16

27a,  Part I   - Schedule of Assets Held for Investment Purposes
27d,  Part V   - Schedule of Reportable Transactions

To the Participants and Plan
Administrator of the Trimble Navigation
Savings and Retirement Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

     We were engaged to audit the financial statements and supplemental schedules of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 1996 and 1995, and for the years then ended, and as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule G - Financial Schedules (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental information and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/MOHLER, NIXON & WILLIAMS
                                                   MOHLER, NIXON & WILLIAMS
                                                   Accountancy Corporation
Campbell, California
May 31, 1997

                       CONSENT OF INDEPENDENT ACCOUNTANTS



     We consent to the use of our name on our report, dated May 31, 1997, with respect to the financial statements and schedules of the Trimble Navigation Savings and Retirement Plan for the years ended December 31, 1996 and 1995, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.



                                                /S/MOHLER, NIXON & WILLIAMS
                                                   MOHLER, NIXON & WILLIAMS
                                                   Accountancy Corporation

Campbell, California
May 31, 1997

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                              December 31,
                                                 -------------------------------

                                                     1996             1995

                                                 --------------  ---------------

Investments, at fair value                         $28,346,151      $15,418,944
Investments, at contract value                                        7,590,325
Cash                                                                    122,452

                                                 --------------  ---------------

         Assets held for investment purposes        28,346,151       23,131,721

Employer's contribution receivable                      72,109
Participants' contributions receivable                 248,297

                                                 --------------

         Total assets                                  320,406

                                                 --------------  ---------------

         Net assets available for plan benefits    $28,666,557      $23,131,721

                                                 ==============  ===============






                     See independent accountants' report and

                   accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                          SAVINGS AND RETIREMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      For the year ended December 31, 1996



                                 Net assets available                Participants'   Withdrawals   Dividends
                                 for plan benefits at  Employer's    contributions/      and          and
                                      31-Dec-95        contribution   rollovers      distributions  interest     Subtotal

Cash                                   $122,452                                                                  $122,452

GIC Fund                              7,590,325                                                     29,872      7,590,325

Janus Fund                            3,622,595                                                                 3,622,595

Twentieth Century Growth Fund           802,453                                                                   802,453

Aim Aggressive Fund                   3,888,043                                                                 3,888,043

Linder Dividend Fund                    354,086                                                                   354,086

Fidelity Bond Fund                      799,111                                                      8,559        799,111

Berger 100 Fund                         700,446                                                                   700,446

Schaeffer Value Fund                  1,171,880                                                                 1,171,880

Trimble Stock Fund                    2,939,887         99,206         505,292        (148,060)                 3,396,325

Fixed Fund                                    -        338,108       1,309,077        (779,253)                   867,932

Lifetime 20 Fund                              -          4,815          17,048            (577)                    21,286

Lifetime 30 Fund                              -          4,030          38,855                                     42,885

Lifetime 40 Fund                              -          3,857          13,369                                     17,226

Lifetime 50 Fund                              -          1,358          18,623                                     19,981

Lifetime 60 Fund                              -          1,999           9,952                                     11,951

Fidelity Equity Income II Fund                -         29,922         265,455         (56,873)                   238,504

Fidelity Contrafund Fund                      -        136,144         713,423        (347,985)                   501,582

Fidelity Magellan Fund                        -          8,165          79,955         (74,126)                    13,994

AIM Aggressive Fund                           -        216,603       1,448,027        (407,016)    287,262      1,257,614

Warburg Pincus Emerging Growth Fund           -         15,715         163,052         (13,298)                   165,469

Twentieth Century Ultra Fund                  -         44,703         270,847         (33,516)                   282,034

Contributions Receivable                      -         72,109         248,297                                    320,406

Participant Loans                     1,140,443                                       (110,804)     83,811      1,029,639


Totals                              $23,131,721       $976,734      $5,101,272     ($1,971,508)   $409,504    $27,238,219



                     See independent accountants' report and

                   accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                          SAVINGS AND RETIREMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      For the year ended December 31, 1996





                                                Net appreciation                                                         Net assets
                                                (depreciation)                 Expenses                 Increase       available for
                                                in fair value of   Net loan       and       Transfers  (decrease)in    plan benefits
                                   Subtotal      investments      activities  adjustments    in (out)   net assets      at 31-Dec-96

Cash                               $122,452                                               ($122,452)     ($122,452)                -

GIC Fund                          7,590,325                                              (7,620,197)    (7,590,325)                -

Janus Fund                        3,622,595        285,825                       (50)    (3,908,370)    (3,622,595)                -

Twentieth Century Growth Fund       802,453         51,262                                 (853,715)      (802,453)                -

Aim Aggressive Fund               3,888,043                                      (50)    (3,887,993)    (3,888,043)                -

Linder Dividend Fund                354,086         17,083                                 (371,169)      (354,086)                -

Fidelity Bond Fund                  799,111         17,784                                 (825,454)      (799,111)                -

Berger 100 Fund                     700,446         34,091                                 (734,537)      (700,446)                -

Schaeffer Value Fund              1,171,880         46,809                               (1,218,689)    (1,171,880)                -

Trimble Stock Fund                3,396,325     (1,296,360)      (26,657)     (2,925)       215,200       (654,304)        2,285,583

Fixed Fund                          867,932        363,507       (60,242)     (3,594)     7,433,497      8,601,100         8,601,100

Lifetime 20 Fund                     21,286          1,090           351                      6,492         29,219            29,219

Lifetime 30 Fund                     42,885          3,422                                   26,360         72,667            72,667

Lifetime 40 Fund                     17,226          5,170         1,742          (5)        61,623         85,756            85,756

Lifetime 50 Fund                     19,981          6,845           503          (1)       108,298        135,626           135,626

Lifetime 60 Fund                     11,951          8,023           (23)                   102,071        122,022           122,022

Fidelity Equity Income II Fund      238,504         90,435          (638)       (616)       616,114        943,799           943,799

Fidelity Contrafund Fund            501,582        902,186       (22,167)       (939)     5,079,586      6,460,248         6,460,248

Fidelity Magellan Fund               13,994         85,897       (15,011)        (39)       852,642        937,483           937,483

AIM Aggressive Fund               1,257,614        291,867       (83,275)       (105)     4,176,068      5,929,431         5,929,431

Warburg Pincus Emerging Growth
     Fund                           165,469           (668)       (9,000)        (20)      107,391         263,172           263,172

Twentieth Century Ultra Fund        282,034        112,808           (79)        102       757,234       1,152,099         1,152,099

Contributions Receivable            320,406                                                                320,406           320,406

Participant Loans                 1,029,639                       214,496                                  187,503         1,327,946


Totals                          $27,238,219     $1,027,076             $-    ($8,242)          $-        $5,534,836      $28,666,557





                     See independent accountants' report and

                   accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                          SAVINGS AND RETIREMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                      For the year ended December 31, 1995



                                                                          Twentieth
                                                                           Century       Trimble         Aim
                                                    GIC          Janus      Growth        Stock      Aggressive
                                       Cash        Fund           Fund       Fund         Fund          Fund          Subtotal

Net assets available for Plan
   benefits at December 31, 1994     $64,979   $5,926,737    $2,521,019    $892,723    $2,801,021    $1,400,898     $13,607,377


Participants' contributions/rollovers           1,369,149       509,605         129       541,919     1,054,615       3,475,417

Employer contribution                             322,666        90,272                    88,162       176,974         678,074

Withdrawals/distributions                        (288,416)      (54,656)    (95,534)     (182,892)      (53,733)       (675,231)

Dividends and interest                            424,347                                                               424,347

Net appreciation in fair value
    of investments                                              768,921     159,825       309,028       826,138       2,063,912

Net loan activities                              (179,019)      (88,826)     (9,494)      (22,049)      (54,527)       (353,915)

Transfers in (out)                     57,473      14,861      (123,740)   (145,196)     (595,302)      537,678        (254,226)


Increase (decrease) in net assets      57,473   1,663,588     1,101,576     (90,270)      138,866     2,487,145       5,358,378


Net assets available for Plan
   benefits at December 31, 1995     $122,452  $7,590,325    $3,622,595    $802,453    $2,939,887    $3,888,043     $18,965,755






                     See independent accountants' report and

                   accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                          SAVINGS AND RETIREMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                      For the year ended December 31, 1995




                                                    Linder      Fidelity     Berger       Schaeffer
                                                   Dividend       Bond        100           Value      Participant
                                      Subtotal       Fund         Fun         Fund          Fund          Loans           Total

Net assets available for Plan
   benefits at December 31, 1994     $13,607,377    $166,157    $344,357    $334,151      $499,731      $758,063      $15,709,836


Participants' contributions/rollovers  3,475,417      96,489     262,938     188,211       276,700                      4,299,755

Employer contribution                    678,074      16,314      41,125      32,880        51,700                        820,093

Withdrawals/distributions               (675,231)     (7,769)     (8,733)     (8,353)       (8,391)      (18,063)        (726,540)

Dividends and interest                   424,347                                                          77,974          502,321

Net appreciation in fair value
    of investments                     2,063,912      47,308      93,926      96,885       224,225                      2,526,256

Net loan activities                     (353,915)     10,379      11,851       5,553         3,663       322,469                -

Transfers in (out)                      (254,226)     25,208      53,647      51,119       124,252                              -


Increase (decrease) in net assets      5,358,378     187,929     454,754     366,295       672,149       382,380        7,421,885


Net assets available for Plan
   benefits at December 31, 1995     $18,965,755    $354,086    $799,111    $700,446    $1,171,880    $1,140,443       23,131,721


                     See independent accountants' report and

                   accompanying notes to financial statements.

                               TRIMBLE NAVIGATION

                           SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1996 and 1995

Note 1 - The Plan and its significant accounting policies:

     The following description of the Trimble Navigation (the Company) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan that was established in 1988 by the Company to provide benefits to eligible employees. The Plan covers all full-time employees of the Company who are not covered by a collective bargaining agreement.

     The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

     The Company contracted with American Stock Transfer & Trust Company to act as the trustee as of October 1994. The Company has appointed an Administrative Committee (the Committee) to control the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. During 1995, the Company had contracted with Preferred Benefits Corporation to act as third-party administrator. Effective January 1996, the Company contracted with Connecticut General Life Insurance Company (CIGNA) to act as third-party administrator and trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Investments -

     Investments of the Plan at December 31, 1995 were held by American Stock Transfer & Trust Company and invested in various mutual funds, guaranteed investment contracts, and the Company's common stock, based solely upon instructions received from participants.

     Investments of the Plan at December 31, 1996 are held by CIGNA and invested in CIGNA general account contract and pooled separate accounts, Fidelity funds and the Company's common stock, based solely upon instructions received from participants.

     The Plan's investments in CIGNA are valued at fair value as of the last day of the Plan year, as measured by quoted market prices or as reported by CIGNA for pooled separate accounts.

     For the Plan's investment in guaranteed investment contracts, the contracts were credited with interest at the rate specified in the contract, which ranged from 6.5% to 8.97% for the year ended December 31, 1995.

Vesting -

     Participants are immediately vested in their salary deferral, rollover contributions, related earnings, and employer's matching contributions.

Income taxes -

     The Plan has not been amended since receiving a favorable determination letter dated November 28, 1995. The Committee believes the Plan continues to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

Estimates -

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Position 94-4 -

     The Company has adopted Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4), for the Plan year beginning January 1, 1996. Under the new reporting requirements, investment contracts without fully benefit-responsive features are reported at fair value. The adoption of SOP 94-4 did not have a material financial impact on the Plan.

Note 2 - Participation and benefits:

Employee contributions -

     Participants may elect to have the Company contribute a percentage, from 1% to 18%, of their pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.

     Participants are also allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

     The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 100% of each participant's contribution up to a maximum of $100 per month and a maximum of $1,200 per year. Contributions for the years ended December 31, 1996 and 1995 were approximately $980,000 and $820,000, respectively.

Participant accounts -

     Each participant's account is credited with the participant's contribution, Plan earnings and an allocation of the Company's contribution, if any.
Allocation of the Company's contribution is based on the participant contributions.

Payment of benefits -

     Upon termination, the participant or beneficiary will receive benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Loans to participants -

     The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Committee.

Note 3 - Party in interest transactions:

     As allowed in the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1996 and 1995 was as follows:

 Date           Number of shares              Fair value                  Cost

 1996               198,746                   $2,285,583              $3,390,936
 1995               157,846                   $2,939,887              $2,793,892

Note 4 - Investments:

     The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                     1996              1995

  Cash                                                          $     122,452
  GIC Fund                                                          7,590,325
  Janus Fund                                                        3,622,595
  Twentieth Century Growth Fund                                       802,453
  Aim Aggressive Fund                                               3,888,043
  Linder Dividend Fund                                                354,086
  Fidelity Bond Fund                                                  799,111
  Berger 100 Fund                                                     700,446
  Schaeffer Value Fund                                              1,171,880
  Trimble Stock Fund                             $  2,285,583       2,939,887
  Fixed Fund                                        8,601,100
  Lifetime 20 Fund                                     29,219
  Lifetime 30 Fund                                     72,667
  Lifetime 40 Fund                                     85,756
  Lifetime 50 Fund                                    135,626
  Lifetime 60 Fund                                    122,022
  Fidelity Equity Income II Fund                      943,799
  Fidelity Contrafund Fund                          6,460,248
  Fidelity Magellan Fund                              937,483
  AIM Aggressive Fund                               5,929,431
  Warburg Pincus Emerging Growth Fund                 263,172
  Twentieth Century Ultra Fund                      1,152,099
  Participant Loans                                 1,327,946       1,140,443

      Assets held for investment purposes         $28,346,151     $23,131,721

Note 5 - Plan termination and/or modification:

     The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                                    FORM 5500

                             SUPPLEMENTAL SCHEDULE G

                                DECEMBER 31, 1996

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN
                                                              E.I.N.: 94-2802192
                                                                    Plan #:  001

       ITEM 27a, PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1996


  (a)                            (b)                                           (c)                       (d)              (e)
                                                               Description of investment including
                 Identity of issue, borrower, lessor,           maturity date, rate of interest,                        Current
                           or similar party                     collateral, par or maturity value       Cost             Value
---------    ---------------------------------------------   --------------------------------------- ---------------   -------------

             Fixed Fund                                      Pooled separate accounts                   $8,601,100       $8,601,100
             Lifetime 20 Fund                                Pooled separate accounts                       28,191           29,219
             Lifetime 30 Fund                                Pooled separate accounts                       69,242           72,667
             Lifetime 40 Fund                                Pooled separate accounts                       80,588           85,756
             Lifetime 50 Fund                                Pooled separate accounts                      128,782          135,626
             Lifetime 60 Fund                                Pooled separate accounts                      114,001          122,022
             Fidelity Equity Income II Fund                  Mutual Fund                                   860,813          943,799
             Fidelity Contrafund Fund                        Mutual Fund                                 5,565,992        6,460,248
             Fidelity Magellan Fund                          Mutual Fund                                   857,004          937,483
             AIM Aggressive Fund                             Mutual Fund                                 5,629,284        5,929,431
             Warburg Pincus Emerging Growth Fund             Mutual Fund                                   262,361          263,172
             Twentieth Century Ultra Fund                    Mutual Fund                                 1,024,387        1,152,099
   *         Trimble Stock Fund                              Company Stock                               3,390,936        2,285,583
   *         Participant Loans                               3.25%-13.00%                                                 1,327,946

                                                                                                                      --------------
             Total assets held for investment
                   purposes                                                                                             $28,346,151

                                                                                                                      ==============

   *         Parties-in-interest




                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN
                                                              E.I.N.: 94-2802192
                                                                     Plan #: 001

             ITEM 27d, PART V - SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1996




             (a)                               (b)                      (c)             (d)           (e)           (f)
                                      Description of asset                                                        Expense
                                    (including interest rate                                                     incurred
                                      and maturity in case            Purchase        Selling        Lease         with
 Identity of party involved                of a loan)                  price           price        rental      transaction
------------------------------   --------------------------------   -------------   -------------  ----------   ------------
CIGNA                            AIM Aggressive Fund                  $7,055,742
CIGNA                            AIM Aggressive Fund                                  $1,554,799
CIGNA                            Fidelity Contrafund Fund              6,371,558
CIGNA                            Fidelity Contrafund Fund                                861,051
CIGNA                            Fidelity Equity Income II Fund        1,015,740
CIGNA                            Fidelity Equity Income II Fund                          162,543
CIGNA                            Fixed Fund                            9,632,555
CIGNA                            Fixed Fund                                            2,267,569
CIGNA                            Fidelity Magellan Fund                1,020,303
CIGNA                            Fidelity Magellan Fund                                  168,634
CIGNA                            Twentieth Century Ultra Fund          1,309,968
CIGNA                            Twentieth Century Ultra Fund                            302,990
CIGNA                            Trimble Stock Fund                    1,162,027
CIGNA                            Trimble Stock Fund                                      564,929



                 (a)                    (g)              (h)             (i)
                                                    Current value
                                                     of asset on
                                      Cost of        transaction      Net gain
 Identity of party involved            asset            date          or (loss)
------------------------------      -------------   --------------   -----------


CIGNA                                 $7,055,742       $7,055,742
CIGNA                                  1,426,458        1,554,799       $128,341
CIGNA                                  6,371,558        6,371,558
CIGNA                                    805,566          861,051         55,485
CIGNA                                  1,015,740        1,015,740
CIGNA                                    154,928          162,543          7,616
CIGNA                                  9,632,555        9,632,555
CIGNA                                  2,267,569        2,267,569
CIGNA                                  1,020,303        1,020,303
CIGNA                                    163,298          168,634          5,336
CIGNA                                  1,309,968        1,309,968
CIGNA                                    285,581          302,990         17,409
CIGNA                                  1,162,027        1,162,027
CIGNA                                    569,984          564,929        (5,055)

                       CONSENT OF INDEPENDENT ACCOUNTANTS



     We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Trimble Navigation Savings and Retirement Plan of our report dated May 31, 1997, with respect to the financial statements and schedules of the Trimble Navigation Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.



                                                /S/MOHLER, NIXON & WILLIAMS
                                                   MOHLER, NIXON & WILLIAMS
                                                   Accountancy Corporation

Campbell, California
May 31, 1997